VIA EDGAR

January 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Vanessa Robertson Laura Crotty Kevin Vaughn Suzanne Hayes

Re:	Cullinan Management, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-251512

Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cullinan Management, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 6, 2021, at 5:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gabriela Morales-Rivera, by facsimile to (617) 801-8858.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

CULLINAN MANAGEMENT, INC.

/s/ Owen Hughes
Owen Hughes
President and Chief Executive Officer

cc:	Jeffrey Trigilio, Cullinan Management, Inc.
Danielle Lauzon, Esq., Goodwin Procter LLP